UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2025

Commission File Number: 001-41467

Magic Empire Global Limited

3/F, 8 Wyndham Street

Central, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Notice of Regained Compliance with Nasdaq Listing Rules

As previously disclosed, on February 28, 2024, Magic Empire Global Limited (the “Company”) received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that the bid price of the Company had closed at less than $1 per share over the previous 30 consecutive business days, and, as a result did not comply with Listing Rule 5550(a)(2). Nasdaq has provided the Company with an 180 calendar days compliance period, or until August 26, 2024, in which to regain compliance with Nasdaq continued listing requirement. On August 27, 2024, the Company received a letter from Nasdaq, notifying the Company that Nasdaq has determined the Company is eligible for an additional 180 calendar day period, or until February 24, 2025, to regain compliance with the minimum bid price of $1 per share requirement pursuant to the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2).

On February 26, 2025, the Company received a letter from Nasdaq notifying the Company that it has not regained compliance with Listing Rule 5550(a)(2). Accordingly, its securities will be delisted from the Capital Market. The Company may appeal Staff’s determination to the Panel, pursuant to the procedures set forth in the Nasdaq Listing Rule 5800 Series.

On March 4, 2025, the Company received formal notification from Nasdaq, that the Company has regained compliance with the Nasdaq Minimum Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s ordinary shares was at $1.00 per share or greater for the last 10 consecutive business days from February 18, 2025 to March 3, 2025. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2) and Nasdaq considers the prior bid price deficiency matter now closed.

On March 4, 2025, the Company issued a press release entitled “Press Release – Magic Empire Global Limited Resolves Nasdaq Bid Price Deficiency and Remains in Compliance with Nasdaq Listing Standards.” A copy of the press release is furnished herewith as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
99.1	Press Release - Magic Empire Global Limited Resolves Nasdaq Bid Price Deficiency and Remains in Compliance with Nasdaq Listing Standards

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SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magic Empire Global Limited

Date: March 4, 2025	By:	/s/ Sze Hon, Johnson Chen
Sze Hon, Johnson Chen
Chief Executive Officer

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